UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

c/o Beijing Wenxin Co., Ltd.
Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note:

To fill the vacancy created by the previously disclosed resignation of Ms. Qiu Li, a former independent director of TDH Holdings, Inc.’s (the “Company”) board of directors (the “Board”), and former member of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee of the Board, on April 8, 2026, the Board appointed Mr. Xu Luo to serve as an independent director on the Board and as a member of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee of the Board.

There are no arrangements or understandings between Mr. Luo and any other persons pursuant to which he was selected as a director. There are no transactions in which Mr. Luo has an interest requiring disclosure under Item 404(a) of Regulation S-K.

Mr. Luo has held various positions with Beijing Jingdong Lianhang Real Estate Consultants Co., Ltd since 2012 progressing from Marketing Specialist to General Manager. He currently is the General Manager, where he is responsible for the overall management and operations of the company, which position he has held since April 2023. From August 2021 through March 2023, he was the General Manager of the business division. From April 2015 through July 2021, he served as the regional director. From September 2012 to March 2015, he was a marketing specialist. The Board determined that Mr. Luo should serve as our director based on his experience in business management and real estate matters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: April 9, 2026

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